UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES EXCHANGE ACT OF 1934
Release No. 52199/August 3, 2005

ADMINISTRATIVE PROCEEDING
File No. 3-11965

In the Matter of	:	
	:	
MPTV, INC., and	:	ORDER AS TO MPTV, INC., MAKING FINDINGS
READ-RITE CORP.	:	AND REVOKING REGISTRATION BY DEFAULT

SUMMARY

This Order revokes the registration of the common stock of MPTV, Inc. (MPTT). The revocation is based on MPTT's repeated failure to file required periodic reports with the Securities and Exchange Commission (Commission).

I. BACKGROUND

The Commission initiated this proceeding on June 24, 2005, with an Order Instituting Proceedings (OIP), pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that MPTT's common stock is registered with the Commission under Section 12(g) of the Exchange Act, and that MPTT has failed to file any required annual and quarterly reports with the Commission since 2002. MPTT was served with the OIP on July 1, 2005, and failed to file an answer, due on July 11, 2005. The Division of Enforcement (Division) filed a motion for default judgment as to MPTT on July 20, 2005, and MPTT did not file an opposition to the motion. Thus, MPTT has failed to answer, to respond to a dispositive motion within the time provided, or otherwise to defend the proceeding within the meaning of 17 C.F.R. § 201.155(a)(2). Accordingly, it is in default, and the undersigned finds that the allegations in the OIP are true as to MPTT. See 17 C.F.R. §§ 201.155(a), .220(f).

II. FINDINGS OF FACT

MPTT is a Nevada corporation with common stock registered with the Commission pursuant to Section 12(g) of the Exchange Act. MPTT failed to file annual reports on Form 10-KSB and quarterly reports on Form 10-QSB for any fiscal period subsequent to its fiscal quarter ended September 30, 2002.[1] It has a revoked status with the Secretary of State of Nevada.

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[1] Forms 10-KSB and 10-QSB may be filed, in lieu of Forms 10-K and 10-Q, by a company that is a "small business issuer." See 17 C.F.R. § 228.10(a).

MPTT's common stock was quoted on the Pink Sheets, and, more recently, on the over-the-counter markets.

III. CONCLUSIONS OF LAW

By failing to file required annual and quarterly reports, MPTT violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

IV. SANCTION

Revocation of the registration of the stock of MPTT will serve the public interest and the protection of investors, pursuant to Section 12(j) of the Exchange Act. Revocation will help ensure that the corporate shell is not later put to an illicit use involving publicly traded securities manipulated to the detriment of market participants. Further, revocation accords with Commission sanction considerations set forth in Steadman v. SEC, 603 F.2d 1126, 1140 (5th Cir. 1979) and with the sanctions imposed in similar cases in which corporations violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 by failing to file required annual and quarterly reports. See Neurotech Dev. Corp., Admin. Proc. No. 3-11724 (A.L.J. Mar. 1, 2005); Hamilton Bancorp, Inc., 79 SEC Docket 2680 (A.L.J. Feb. 24, 2003); WSF Corp., 77 SEC Docket 1831 (A.L.J. May 8, 2002). MPTT's violations were recurrent, egregious, and deprived the investing public of current and accurate financial information on which to make informed decisions.

Failure to file periodic reports violates a crucial provision of the Exchange Act. The purpose of the periodic reporting requirements is to publicly disclose current, accurate financial information about an issuer so that investors may make informed decisions:

> The reporting requirements of the Securities Exchange Act of 1934 is the primary tool which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities. Congress has extended the reporting requirements even to companies which are "relatively unknown and insubstantial."

SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977) (quoting legislative history); accord e-Smart Tech., Inc., 83 SEC Docket 3586, 3590 (Oct. 12, 2004). The Commission has warned that "many publicly traded companies that fail to file on a timely basis are 'shell companies' and, as such, attractive vehicles for fraudulent stock manipulation schemes." e-Smart Tech., Inc., 83 SEC Docket at 3590-91 n.14.

V. ORDER

IT IS ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, 15 U.S.C. § 78*l*(j), the REGISTRATION of the common stock of MPTV, Inc., IS REVOKED.

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Carol Fox Foelak
Administrative Law Judge